FILED PURSUANT TO RULE 424(B)(3)

File Number 333-174529

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 3 TO

MARKET-MAKING PROSPECTUS DATED JUNE 16, 2011

THE DATE OF THIS SUPPLEMENT IS AUGUST 10, 2011

ON AUGUST 10, 2011, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED AUGUST 4, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2011

Commission file numbers:

SunGard Capital Corp. 000-53653

SunGard Capital Corp. II 000-53654

SunGard Data Systems Inc. 1-12989

SunGard® Capital Corp.

SunGard® Capital Corp. II

SunGard® Data Systems Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

680 East Swedesford Road Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 582-2000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 4, 2011, SunGard Data Systems Inc., a Delaware corporation (“SunGard Data”) and SunGard Higher Education Inc., a Delaware corporation and wholly owned indirect subsidiary of SunGard Data (the “Company”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Sophia, L.P., a Delaware limited partnership (“Purchaser Parent”), and Sophia Purchaser Company, L.P., a Delaware limited partnership and wholly owned subsidiary of Purchaser Parent (“Purchaser Company”), companies affiliated with Hellman & Friedman Capital Partners VI, L.P. Also on August 4, 2011, SunGard Capital Corp., a Delaware corporation (“SunGard Capital”), SunGard Data, SunGard Investment Ventures LLC, a Delaware limited liability company and wholly owned subsidiary of SunGard Data, and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sophia Holding I, L.P., a Delaware limited partnership (“Sophia Holding I”), Sophia Holding II, L.P., a Delaware limited partnership and wholly owned subsidiary of Sophia Holding I (“Sophia Holding II”), Purchaser Parent, Purchaser Company, Sophia HE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser Parent (“Merger Sub”), and Datatel Parent Corp., a Delaware corporation (“Datatel”).

Pursuant to the terms and conditions of the Asset Purchase Agreement, Purchaser Company will purchase the assets of SunGard Data’s Higher Education business segment (excluding SunGard Data’s K-12 education business) relating to the development, licensing and sale of software, and the provision of managed services and professional services to colleges and universities (the “SMS Assets”), for a cash purchase price of $750 million, subject to certain adjustments.

Consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the satisfaction or waiver of certain customary conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). In addition, the parties have agreed to seek a private letter ruling from the Internal Revenue Service (“IRS”) in respect of certain tax matters related to the transactions contemplated by the Asset Purchase Agreement and the Merger Agreement, as well as a valuation of the SMS Assets that will be obtained from a third party valuation firm.

Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company becoming a wholly owned subsidiary of Purchaser Parent, and as a result of which, if the transactions contemplated by the Asset Purchase Agreement have been consummated, Purchaser Parent will acquire the Company (including the remaining portion of SunGard Data’s Higher Education business segment other than SunGard Data’s K-12 education business), for an aggregate cash merger consideration of $1.025 billion, subject to certain adjustments. Following the closing of the transactions, each of the Company, Purchaser Company and Datatel will be wholly owned by Purchaser Parent.

Consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of certain customary conditions, including the expiration or termination of the waiting period under the HSR Act. In addition, consummation of the transactions contemplated by the Merger Agreement is subject to the closing of the transactions contemplated by the Asset Purchase Agreement or the termination of the Asset Purchase Agreement in accordance with its terms. If the transactions contemplated by the Asset Purchase Agreement are consummated, then, generally, the conditions under the Merger Agreement will be deemed to be satisfied and the merger contemplated by the Merger Agreement will be consummated on the immediately following business day.

The Asset Purchase Agreement will terminate automatically if the other closing conditions under such agreement have been satisfied or waived but the closing condition related to the receipt of a reasonably satisfactory IRS private letter ruling and/or the closing condition related to the receipt of a reasonably satisfactory valuation has not been satisfied or waived within 180 days of the date of the Asset Purchase Agreement. In addition, Purchaser Parent may deliver a written notice to SunGard Data at any time to exercise its right to terminate the Asset Purchase Agreement. In the event that the Asset Purchase Agreement is terminated in either of the circumstances described above, the Company will continue to hold the SMS Assets, and subject to the satisfaction of the closing conditions under the Merger Agreement, such SMS Assets will be transferred as part of the merger under the Merger Agreement for an aggregate cash merger consideration of $1.775 billion, subject to certain adjustments.

The Merger Agreement and the Asset Purchase Agreement also contain customary representations and warranties, covenants and agreements and indemnification of and by the parties.

The closing of the transactions is expected to occur after the later of the satisfaction or waiver of the closing conditions under the Asset Purchase Agreement or the Merger Agreement, as applicable, and the completion of a customary “marketing period” for the debt financing of Purchaser Parent required to fund the transactions. Subject to specified exceptions, this marketing period will not exceed 25 business days and will commence following the satisfaction of certain of the conditions to the transactions, including the expiration or termination of the waiting period under the HSR Act, and the delivery by SunGard Data to Purchaser Parent of certain financial information relating to the Company. SunGard Data intends to use the transaction proceeds of $1.775 billion, less applicable taxes and fees, to repay a portion of its existing indebtedness.

The Merger Agreement is subject to termination under certain circumstances, including the right of Purchaser Parent or SunGard Data to terminate the Merger Agreement if the closing has not occurred by August 2, 2012.

The foregoing descriptions of the Merger Agreement and the Asset Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Asset Purchase Agreement, as applicable, which are filed as Exhibits 2.1 and 2.2 hereto, and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Title

2.1*	Agreement and Plan of Merger, dated as of August 4, 2011, by and among SunGard Capital Corp., SunGard Data Systems Inc., SunGard Investment Ventures LLC, SunGard Higher Education Inc., Sophia Holding I, L.P., Sophia Holding II, L.P., Sophia, L.P., Sophia Purchaser Company, L.P., Sophia HE Merger Sub, Inc. and Datatel Parent Corp.

2.2*	Asset Purchase Agreement, dated as of August 4, 2011, by and among SunGard Data Systems Inc., SunGard Higher Education Inc., Sophia, L.P. and Sophia Purchaser Company, L.P.

*	Certain exhibits and schedules have been omitted and SunGard Data agrees to furnish supplementally to the Commission a copy of any omitted exhibits upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp. SunGard Capital Corp. II

August 10, 2011	By:	/s/ Victoria E. Silbey
Name: Victoria E. Silbey
Title: Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Data Systems Inc.

August 10, 2011	By:	/s/ Victoria E. Silbey
Name: Victoria E. Silbey
Title: Senior Vice President – Legal and Chief Legal Officer

Exhibit Index

Exhibit Number	Exhibit Title

2.1*	Agreement and Plan of Merger, dated as of August 4, 2011, by and among SunGard Capital Corp., SunGard Data Systems Inc., SunGard Investment Ventures LLC, SunGard Higher Education Inc., Sophia Holding I, L.P., Sophia Holding II, L.P., Sophia, L.P., Sophia Purchaser Company, L.P., Sophia HE Merger Sub, Inc. and Datatel Parent Corp.

2.2*	Asset Purchase Agreement, dated as of August 4, 2011, by and among SunGard Data Systems Inc., SunGard Higher Education Inc., Sophia, L.P. and Sophia Purchaser Company, L.P.

*	Certain exhibits and schedules have been omitted and SunGard Data agrees to furnish supplementally to the Commission a copy of any omitted exhibits upon request.